SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration: 1431-1

SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares

SEC Registration (CUSIP) 20441B308 – Common Shares

LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has received a correspondence from LSV Asset Management, Inc. (transcribed below) stating, on behalf of some of its clients and in its capacity as an investment manager, that it now holds a total of 6,716,081 class B preferred shares representing approximately 5.24% of all the class B preferred shares issued by COPEL.

Curitiba, May 11, 2016

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

May 04,2016

To:

Companhia Paranaense de Energia -

Copel

Rua Coronel Dulcídio, No. 800,

3th floor, Batel,

Curitiba - Paraná

CEP 80420-170

Brazil

Att.:

Mr. Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations

Officer

Tel.: + 55 41 3310-5115

Fax.: +55 41 3331-3136

E-mail: ri@copel.com

Ref.: Statement required by Article 12 of CVM Rule No. 358/02, dated January 3, 2002, as amended.

Dear Sirs,

LSV Asset Management (“LSV”) hereby informs, on behalf of certain of its funds and managed accounts in its capacity as investment manager and/or general partner, that it acquired class “B” preferred shares issued by Companhia Paranaense de Energia - Copel (“Copel”). As a result of the mentioned acquisition, LSV funds and managed accounts hold, in aggregated form and on the date hereof, a total of 6,716,081 (six million, seven hundred and sixteen thousand, and eighty-one) class “B” preferred shares representing 5.24% of class “B” preferred shares issued by Copel.

In order to meet the requirements set forth in Article 12 of Rule CVM No. 358/02 enacted by the Brazilian Securities and Exchange Commission (“CVM”), LSV hereby requests that Copel's Chief Financial and Investor Relations Officer disclose the following information to CVM, BM&FBOVESPA and to the market:

(i)         LSV Asset Management is a general partnership duly organized and existing under the laws of the State of Delaware, United States of America, headquartered at 155 North Wacker Drive, Suite 4600, Chicago, IL 60606;

(ii)       LSV funds and managed accounts hold, in aggregated form and on the date hereof, a total of 6,716,081 (six million, seven hundred and sixteen thousand, and eighty-one) class “B” preferred shares issued by Copel, as described above;

(iii)     the acquisition of the aforementioned shareholding has been made strictly for investment purposes, and LSV has no intention of altering the control or the administrative structure of Copel

(iv)      other than the shares mentioned in item (ii) above, LSV does not hold any other securities or derivatives in connection with or referred to shares issued by Copel; and

(v)        LSV has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by Copel.

We remain at your disposal for any further clarification on this matter.

Sincerely yours,

LSV Asset Management

Name: Josh O'Donnell

Title: Chief Compliance Officer / Chief Legal Officer

04 de maio de 2016

Para:

Companhia Paranaense de Energia -

Copel

Rua Coronel Dulcídio, n° 800,

3° andar, Batel

Curitiba - Paraná

CEP 80420-170

Brasil

Att.:

Sr. Luiz Eduardo da Veiga Sebastiani

Diretor de Finanças e de Relações com

Investidores

Tel.: + 55 41 3310-5115

Fax.: +55 41 3331-3136

E-mail: ri@copel.com

Ref.: Declaração exigida pelo Artigo 12 da Instrução CVM n° 358/02, datada de 3 de janeiro de 2002, conforme alterada.

Prezados Senhores,

LSV Asset Management (“LSV”) por meio desta informa, em nome de alguns de seus fundos e contas administradas e na qualidade de administradora de investimentos e/ou sócia geral, que adquiriu ações preferenciais classe “B” emitidas pela Companhia Paranaense de Energia - Copel (“Copel”). Como resultado da mencionada aquisição, os fundos e as contas administradas pela LSV detêm, de forma agregada e na presente data, 0 total de 6.716.081 (seis milhões, setecentas e dezesseis mil e oitenta e uma) ações preferenciais classe "B", representando 5,24% das ações preferenciais classe “B” emitidas pela Copel.

A fim de atender às regras estabelecidas no Artigo 12 da Instrução n° 358promulgada pela Comissão de Valores Mobiliários ("(CVM"), a LSV vem requerer ao Diretor de Finanças e de Relações com Investidores da Copel a divulgação das seguintes informações para a CVM, BM&FBOVESPA e ao mercado:

(i)         LSV Asset Management é uma sociedade devidamente constituída e existente de acordo com as leis do Estado de Delaware, Estados Unidos da América, com sede na 155 North Wacker Drive, Suite 4600, Chicago, IL 60606;

(ii)       os fundos e as contas administradas pela LSV detêm, de forma agregada e na presente data, o total de 6.716.081 (seis milhões, setecentas e dezesseis mil e oitenta e uma) ações preferenciais classe “B” de emissão da Copel, conforme mencionado acima;

(iii)     a aquisição das participações acima mencionadas foram realizadas estritamente para fins de investimento, e a LSV não tem a intenção de alterar o controle ou a estrutura administrativa da Copel;

(iv)      com exceção das ações mencionadas no item (ii) acima, a LSV não detém quaisquer outros valores mobiliários ou derivativos relacionados ou referenciados a ações de emissão da Copel; e

(v)        LSV não celebrou quaisquer contratos ou acordos regulando o exercício de direitos de voto ou a compra e venda de valores mobiliários de emissão da Copel.

Continuamos à sua disposição para qualquer esclarecimento adicional sobre este assunto.

Atenciosamente,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.